

WOODSIDE



25 September 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside Presents to North American Investors
- Subsidiary Responds to EPL Board Recommendation on Tender Offer
- Documents to be sent to Security Holders
- Half Year Review 2006
- Drilling Result – WA-350-P Xena-1ST1

Yours faithfully
WOODSIDE PETROLEUM LTD.

Warren Baillie
Warren Baillie
Assistant Company Secretary

dlw 10/4

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
(ASX: WPL)



MONDAY, 18 SEPTEMBER 2006
8:00AM (WST)

MEDIA

ROB MILLHOUSE

W: + 61 8 9348 4281

M: + 61 419 588 166

E: rob.millhouse@woodside.com.au

INVESTORS

CRAIG DETTMAN

W: + 61 8 9348 4067

M: + 61 409 371 400

E: craig.dettman@woodside.com.au

WOODSIDE PRESENTS TO NORTH AMERICAN INVESTORS

Starting on the week beginning 18 September, Woodside's CEO, Don Voelte will be meeting with North American investors and discussing the attached presentation.

A copy of this presentation titled "Delivering Growth, North American Investor Briefings" will also be available on Woodside's website (www.woodside.com.au) via the 'Investor Relations' page, under the 'presentations' tab.


WOODSIDE

Woodside Petroleum Ltd.

"Delivering Growth"

North American Investor Briefings

Don Voelte
CEO

September 2006

Disclaimer and important notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

References to "Woodside" may be references to Woodside Petroleum Ltd. Or its applicable subsidiaries.


WOODSIDE

Woodside overview





- Australia's largest listed pure exploration and production company
- Market capitalisation: ~US$20* billion (in ASX Top 10, code WPL)
- Operator of Australia's largest resource project (NWS Venture)
- Key focus areas: Australia, Africa, USA
- Proven plus Probable Reserves: ~1.2 billion barrels of oil equivalent
- WPL net production: ~59.7 MMboe CY 2005
- Strong cashflow underpinned by long-term contracts

* As at 8 Sept 2006

1H 2006 safety and environmental performance


Safety
Total Recordable Case Frequency (TRCF)
Per million hours worked
5
4
3
2
1
0
4.5
4.2
1H 2005
1H 2006

- Total Recordable Case Frequency improved by 7% from 1H 2005 to 4.2 per million hours worked


Environment
Reportable incidents
15
12
9
6
3
0
13
5
1H 2005
1H 2006

- Woodside had 5 reportable environmental incidents to the end of June 2006, an improvement over the 13 reported for the corresponding period in 2005.

WOODSIDE

1H 2006 financial performance

	1H 2006	1H 2005[1]	% VAR
Production volume (million boe)	29.9	29.9	-
Sales volume (million boe)	29.1	30.0	(3.0)
Oil & Gas Revenue (A$M)	1567.9	1241.5	26.3
EBITDAX (A$M)	1231.3	865.3	42.3
Exploration & evaluation expense (A$M)	(229.4)	(104.8)	118.9
NPAT (A$M)	**542.9**	**437.4**	**24.1**
1H 2005 & 1H 2006 Significant Items (post tax)			
Sale of Kipper gas field interest (realised)	31.1		
Time value impact on Vincent hedges (unrealised)	(49.7)		
Reported Profit	**524.3**	**437.4**	**19.9**
Total dividend applicable to full year (c.p.s)	49	35	40
Net Operating Cash Flow (A$M)	908.6	675.1	34.6
Gearing (%)	30.2	12.8	135.9
US$ debt (US$M)	1290	800	61.3

(1) – 2005 first-half comparatives have been restated subsequent to the release of IFRIC (D15), which provided further guidance on the treatment of embedded derivatives under AASB 139.

WOODSIDE

Positive first-half profit trend

Earnings – before significant items

A$M
600
500
400
300
200
100
0
272
347
437
543
1H 2003
1H 2004
1H 2005
1H 2006


WOODSIDE

Updated 2006 capital expenditure forecast



$AM
3,000
2,500
2,000
1,500
1,000
500
0
278
196
30
130
57
114
232
111
84
162
38
54
305
79
238
10
116
239
73
142
26
88
262
136
75
346
71
209
301
32
54
426
183
108
124
507
214
200
166
69
440
420
31
469
2001
2002
2003
2004
2005
2006F
Exploration
Evaluation and
Oil & Gas properties
GOM
Otway
Chinguetti
Exeter
West Africa
North Africa
Legendre
Bass Strait
Enfield Area
NWS
Laminaria *
Investments **
Other

* Laminaria capex includes the additional purchase of equity

** Investments excludes the purchase of Gryphon Exploration Company

WOODSIDE

Committed project status

Project	Design Work	Investment Decision	First Production	Status
GoM Shelf projects[1] (US)	✓	✓	Various	Development activities aim to lift production to around 70MMcfgpd before end 2006
Chinguetti (Mauritania)	✓	✓	25 Feb 2006	Start-up - 25 February 06
Otway	✓	✓	Q4 2006	Platform hook-up underway. Offshore pipelines complete. Gas plant construction continues.
GWA Low Pressure Train [2]	✓	✓	Q4 2006	Commissioning progressing
Enfield	✓	✓	24 July 2006	Start-up - 24 July 06
Perseus 1B [2]	✓	✓	2H 2006	Drilling progressing. 1st well production by end Q3 2006
Perseus Over Goodwyn [2]	✓	✓	Q2 2007	Pipe-lay to commence Q4 2006
Neptune (GoM)	✓	✓	Late 2007	Tension Leg Platform and export line fabrication underway
LNG Train 5 [2]	✓	✓	Q4 2008	Cable laying commenced and pre-assembly fabrication progressing
Angel [2]	✓	✓	Q4 2008	Jacket fabrication underway in China. Topsides fabrication underway in Malaysia
Stybarrow	✓	✓	2008	Facility fabrication progressing. Drilling to start Q3 2006
Vincent	✓	✓	2008	Facility fabrication and drilling to start Q4 2006

1 Gryphon developments shown in GoM Shelf projects
2 Volumes already accounted for in NWSV Production Projection

Projects in Australia unless otherwise noted

Development opportunity pipeline

Project	Design Work	Investment Decision	First Production	Status
Egret	Q3 2006	2007	2009	Planning phase initiated
Pluto	Preliminary	2007	End 2010	FEED commences Sept 2006
NWS Western Flank	Q4 2006	2008	2011	Progressing facility and subsurface studies
North Rankin compression	Q4 2006	2007	2011	Concept defined and being optimised
Browse	Preliminary	2008-2009	2012-2014	Torosa and Snarf 3D acquisition; continuing appraisal and concept engineering
Tevet (Mauritania)	Preliminary	Reviewing	Reviewing	Tie-back to Berge Helene
Kuda Tasi/Jahal (JPDA)	Reviewing	Reviewing	Reviewing	Kuda Tasi-3 appraisal well planned Q3 2006
Tiof (Mauritania)	Reviewing	Reviewing	Reviewing	Examining TLP based concept with tie-back to Chinguetti
Sunrise	Stalled	Stalled	Stalled	Subject to regulatory, legal and fiscal certainty

Projects located in Australia unless otherwise noted
FEED = Front End Engineering & Design
JPDA – Joint Petroleum Development Area, Timor Sea


WOODSIDE

Chinguetti Update



Chinguetti Production (Gross)
Mbbl/d
70
60
50
40
30
20
10
0
Feb
Mar
Apr
May
Jun
Jul

- Production for June was down due to commissioning issues which were remedied in July
- Gross production is currently around 33,000 barrels per day
- Well intervention planned in Q4 2006 and Q4 2007



WOODSIDE

Tiof – the way forward



TLP
with Minimum process
for dual phase export
2 x Gas Injectors
(future)
Future West Scope
1 x Water Injector
Future East Scope
4 x Producers
26km Export pipeline to Chinguetti
TLP – Tension Leg Platform
BOD – Basis Of Design
FEED – Front End Engineering & Design
FID – Final Investment Decision
LEGEND
Production
Gas Injection
Water Injection
Electro-Hydraulic Control Umbilical

- Examining TLP based concept with tie-back option to Chinguetti
- Phase 1 to access a portion of Tiof. Possible capacity around 50kbopd.
- Production performance to be reviewed before additional phases
- Target BOD by year-end. If viable, move to FEED, then progress to FID
- Start-up possible at least 2yrs from FID

Enfield project update

- Enfield first oil on 24 July
- Start-up achieved ahead of October target date
- Production varied during commissioning, currently ~70kopd


NGANHURRA

Nganhurra FPSO

FPSO = Floating Production Storage Offtake facility

WOODSIDE

Vincent oil project

- FID achieved March 2006
- Plan first oil 2008
- 120,000 bopd, 1.9mbbls storage capacity, double hull, disconnectable FPSO
- Phased subsea development. Future phases based on technical success and reservoir certainty
- Subsea Phase #1 – 2 x 6 slot manifolds, multiphase booster pumps, dual and single lateral horizontal wells
- Construction work and development drilling will commence Q4 2006
- Capex about A$1bn (WPL ~A$600M)





WOODSIDE

Phase V – LNG expansion





Phase V project includes:

4.4 mtpa LNG Train 5
Acid-gas removal unit
Fractionation unit
Jetty spur
Second loading berth
Power generation facilities
Support facilities

- Aug 2005 construction began
- Project on schedule for first shipment Q4 2008
- Total system capacity (Trains 1-5) expected to increase to 16.3 mtpa
- Strong demand for Phase V additional LNG volumes
- Gross cost A$2.425 billion (WPL share $404M)

Pluto LNG Development

- FEED commenced Sep 06 (A$192M)
- FWWP – onshore FEED contractor, Eos & JP Kenny – offshore FEED
- Favourable recommendation from EPA and Aboriginal Heritage Act approval granted for Pluto site preparation
- Initial LNG train - production capacity of 5 to 6 Mtpa
- Trunkline diameter 30 to 36 inches
- Current contingent resource estimate of 4.1Tcf dry gas
- 100% equity share
- HoAs with 2 Japanese customers
- Target FID by mid-2007



FEED = Front End Engineering and Design
FWWP = Foster Wheeler – Worley Parsons
Eos = a Worley Parsons + Kellogg Brown & Root JV
HoA = Heads of Agreement

WOODSIDE

Browse gas



Resource

~ 20Tcf

~ 300MMbbl condensate

~ 50% equity share

Production

Potential 7-15mtpa

Start-up 2012-14

2006 Activity

Drilling 4 appraisal wells

Planning 3D seismic over Torosa

Maturing development concept - offshore currently leading option


0
20
kilometres
Datum: GDA 1994 MGA Zone 51
Torosa
North Scott Reef-1
Torosa-1
Torosa-2
WA-30-R
Scott Reef-1
Scott Reef-2, 2a
TR/5
WA-32-R
Brecknock
Brecknock-3
Brecknock-1
Brecknock-2
WA-29-R
WA-28-R
Calliance-1
WA-31-R
Calliance-2
Brecknock South-1
WA-275-P
Calliance
WA-29-R
Proposed Wells
Existing Wells
Woodside Operator Permit
Gas Field
H.Pittendreigh / 28July 2006 / DRIMS-#2594129-2

WOODSIDE

OceanWay LNG proposal

Description:

Over 20 miles offshore California

Specially-built carriers, regasification onboard, no need for permanent offshore surface facilities

Status:

Deepwater Port application lodged 18 Aug 2006. Approval anticipated 2008

Positive community feedback – minimal environmental impact and security risks

Project benefits:

Allows access to large, highly liquid North American market

Offers competition and flexibility to traditional Asian buyers




Project Location

WOODSIDE

Woodside LNG equity share 2015...?

Woodside equity share of LNG processing capacity
(million tonnes per annum)
Potential
Actual
Includes Train 5
2.7 mtpa
Pending legal, regulatory & fiscal certainty
NWSV
Pluto
Browse
Sunrise


WOODSIDE

Indicative Pluto capacity changed from previous chart dated 22 May 2006 as design parameters are refined and FEED commenced

Potential operated LNG capacity to 2015



Excludes National Oil Companies
mtpa
60
50
40
30
20
10
0
(1),(2)
• Includes NWS (with T5) and proposed Pluto, Browse and Sunrise (WPL potential equity share ~18-19mtpa)
2005
2010
2015
(1),(3)
(1)
Shell
Woodside
BP
Chevron
ExxonMobil
COP
Based on data from Poten & Partners, WoodMac

(1) Excludes RasGas and QatarGas operations
(2) Includes Nigerian operations
(3) Assumes continuing Arun operations

2006 planned exploration activity



Totals
2006 Orig Plan
2006 Actual YTD
2006 Planned
Exploration Wells
~40
18
30-35
Africa
1H 2006
2006 Planned
Exploration Wells
6
15 - 19
Australia
1H 2006
2006 Planned
Exploration Wells
4
6-7
Gulf of Mexico (GoM)
1H 2006
2006 Planned
Exploration Wells
8
9

- Significant seismic acquisition – Australia (3D), Libya (2D & 3D)
- 7 discoveries to date in 2006 from 15 wells. At end of 1H 2006, there were 3 additional pending wells

WOODSIDE

2006 exploration drilling

Well Name	Location	Target	Result	%Equity
Doré-1	Mauritania	Oil	unsuccessful	53.85
Claymore-1/1ST	GoM	Gas	gas discovery	10
Taj-1	Carnarvon	Oil	unsuccessful	59.32
Wesson-1	GoM	Gas	unsuccessful	38
Topaz-4	GoM	Gas	unsuccessful	24
King of the Hill-2	GoM	Gas	gas discovery	25
Pleiades-1	Carnarvon	Oil	unsuccessful	59.32
Thylacine South-1	Otway	Gas	gas discovery	51.55
WC297-1	GoM	Gas	unsuccessful	75
A1-NC209	Libya	Oil	oil discovery	45
BS41 B8	GoM	Gas	gas discovery	75
A1-NC210	Libya	Oil & Gas	gas discovery	45
Nickajack-1	GoM	Gas	unsuccessful	100
ODC-1	Algeria	Oil	drilling	26.25
Pemberton-1	Carnarvon	Gas	gas discovery	15.78
Powerplay-2	GoM	Oil & Gas	drilling	20
Colin-1	Mauritania	Oil	unsuccessful	53.85
A1-NC205	Libya	Oil & Gas	drilling	45
Xena-1	Carnarvon	Gas	drilling	100
9-13 Wells	Africa	Oil & Gas		TBA
1-2 Wells	Australia	Oil & Gas		TBA
1 Well	GoM	Oil & Gas		TBA



Australia exploration – North West Shelf Venture





Pemberton-1
Greater Pemberton structure

SW
Pemberton-1
NE
D/E Sands
F Sand
G Sand
Proven gas
Upside
Lady Nora Block
Pemberton Block
Rankin Block



North West Shelf Venture Area
Gas
Oil
Existing Pipelines
Western Flank
Sculptor
Pemberton-1
Goodwyn
North Rankin
Angel
Cossack Pioneer

Pemberton-1

- First post-Demeter 3D exploration well
- Gas discovery, 65.5 metres gross gas column
- Additional potential in Greater Pemberton structure

Gulf of Mexico – 2006 exploration

Deepwater

- AT140-1 “Claymore” Gas Discovery (>45 metres net)
- Currently drilling GB302-2 “Power Play” prospect
- One additional well planned in 2006


LOCATION MAP
Mt Revelstoke
Mississippi Canyon
Teton
Timberwolf
GULF OF MEXICO
Galah
Brazos Bend
Montreal
East Vyasa
Guava
Monongahela
Blackwater
Claymore
Beujolais
Yapacana
Kansas
Spatlese
Green Canyon
Atwater Valley
Brunello
Neptune
Active Portfolio Aug2004
Working Interest Leases
Internal Use Only
Hickory
Helena Deep
Elm
Kilometers



Shelf

- Gas Discoveries at -
  - ✓ HI131-2 “King of the Hill” (~27 metres net)
  - ✓ BS41-B-8 expected online Q3 2006

WOODSIDE

Libya – 2006 exploration

- **Completed the largest seismic programme in N. Africa**
  Onshore: 8000km^2 2D and 2800km^2 3D
  Offshore: 7500+km^2 2D & 1680km^2 3D

- **Drilled 2 onshore wells** – both encountered hydrocarbons. Results under evaluation

- **2006 onshore program includes:**
  Up to 6 Murzuq basin wells
  Up to 4 Sirte basin wells
  - final 2006 well number subject to operational considerations

- **Offshore program**
  4 wells, commencing early 2007


Moving the OD&E Rig 25 in Murzuq basin


Crosco 603 Rig - Operating in Sirte Basin

WOODSIDE

Frontier – 2006 exploration



Kenya
Pomboo
Sokwe South
North

Top reservoir depth map

Pomboo
5km



Sokwe South
3km



Somalia
Kenya
L-5
L-7
Indian Ocean
Tanzania

Kenya

- Multiple large structural prospects
- Plan up to two deepwater wells
- PSC L5 – Pomboo
- PSC L7 – Sokwe South
- Drilling planned Q4 2006
- WPL now 30% after 20% farmout to Repsol

WOODSIDE

ASX ANNOUNCEMENT
(ASX: WPL)



MONDAY 18 SEPTEMBER 2006
5:15PM (AWST)

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE SUBSIDIARY RESPONDS TO EPL BOARD RECOMMENDATION ON TENDER OFFER

ATS Inc., a subsidiary of Woodside Petroleum Ltd., is disappointed that the Board of Directors of Energy Partners, Ltd. has recommended to its stockholders that they reject the ATS cash offer of US$23.00 per share, which is subject to an increase to US$24.00 per share under certain circumstances.

Attached is a media release issued by ATS.

News Release

ATS RESPONDS TO ENERGY PARTNERS BOARD'S RECOMMENDATION REGARDING ITS ALL CASH PREMIUM TENDER OFFER

- *Energy Partners stockholders deserve to receive a premium for their shares rather than pay a premium*
- *Energy Partners Board's actions further entrench its directors and management*
- *ATS legal challenge results in Energy Partners stockholders regaining right to act by majority written consent*

Covington, Louisiana, September 18, 2006—ATS Inc., a subsidiary of Woodside Petroleum Ltd. (ASX: WPL), Australia's largest publicly listed oil and gas company, is disappointed that the Board of Directors of Energy Partners, Ltd. (NYSE: EPL) recommended to its stockholders that they reject the ATS cash offer of $23.00 per share, which is subject to an increase to $24.00 per share under certain circumstances.

EPL stockholders should question why the EPL Board continues to recommend diluting the ownership of existing stockholders and significantly increasing the Company's debt in order to pay a premium to Stone Energy stockholders under the proposed EPL and Stone Energy merger agreement, instead of recommending the ATS all cash offer.

Under the ATS cash offer EPL stockholders would receive a premium of 25% (30% in certain circumstances) to EPL's closing price of $18.40 on August 25, 2006, the last trading day prior to the announcement of the ATS offer.

ATS believes that its offer is even more valuable to EPL stockholders today than when first announced given the subsequent and substantial decrease in crude oil and natural gas prices as shown below:

Natural Gas Prices ($/MMBTU)

	08/25/2006	09/15/2006	% Change
Henry Hub Spot Price	$7.40	$4.40	(41%)
New York Mercantile Exchange Average Futures Contract (Next 12 months)	$9.32	$7.45	(20%)

Source: Bloomberg Energy Service

Crude Oil Prices ($/BBL)

	08/25/2006	09/15/2006	% Change
West Texas Intermediate (Cushing)	$72.13	$63.33	(12%)
New York Mercantile Exchange Average Futures Contract Price (Next 12 months)	$75.24	$67.09	(11%)

Source: Bloomberg Energy Service

Since August 25, 2006, the last day of trading prior to the ATS announcement of its offer, the share prices of EPL's peers, identified by EPL in their proxy statement, have fallen substantially (approximately 10% on average and 13% on an equity market capitalization weighted average).

In light of this decline, ATS believes its offer now represents even better value for EPL stockholders than when originally announced. In addition, it remains more attractive than either the merger with Stone Energy or EPL remaining a stand-alone entity.

ATS President Mark Chatterji said EPL stockholders should be disappointed by their Board's actions to frustrate the freedom of choice for stockholders, some of which would siphon value from the Company's stockholders to the Company's management.

"By adopting a poison pill and implementing excessive change of control severance benefits for executives and other employees, EPL management becomes further entrenched. One has to question if the EPL Board of Directors is committed to realizing value for its stockholders and acting in the stockholders' best interests," Mr. Chatterji said.

ATS is pleased that on September 13, 2006 EPL announced revisions to its bylaws, which removed the 85% supermajority requirement for any action to be taken by the written consent of the EPL stockholders. EPL's Board effectively recognized ATS's claim that the 85% supermajority requirement was an invalid method of restricting the stockholders' statutory right to act by written majority consent.

ATS remains confident that EPL stockholders will send a clear message to the EPL Board and management by voting against the Stone Energy transaction.

ATS commenced its cash tender offer on August 31, 2006 and the offer expires at 12:00 midnight, New York City time on Thursday September 28, 2006, unless extended.

The complete terms and conditions of the offer are set forth in the Offer to Purchase and related Letter of Transmittal, copies of which are available by contacting the Information Agent for the offer, Innisfree M&A Incorporated. Stockholders may call toll-free: (877) 456-3427; banks and brokers may call collect: (212) 750-5833.

Media Contact: Roger Martin
Telephone: 011 61 8 9348 4591

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC: ATS has filed a preliminary proxy statement with the SEC relating to a solicitation of proxies from the stockholders of Energy Partners, Ltd. in connection with its proposed special meeting of stockholders and will file a definitive proxy statement with the SEC. ATS will also file a preliminary consent statement with the SEC relating to a consent solicitation to remove each of the members of Energy Partners, Ltd.'s board of directors and to elect nominees of ATS to the Energy Partners, Ltd. board of directors. The definitive proxy statement and definitive consent statement will each be mailed to the stockholders of Energy Partners, Ltd. EPL STOCKHOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT, THE DEFINITIVE CONSENT STATEMENT AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the preliminary proxy statement, and when available, the definitive proxy statement, the preliminary consent statement and the definitive consent statement and other relevant documents filed by ATS at the SEC's web site at http://www.sec.gov. The definitive proxy statement and definitive consent statement (each when available) and such other documents may also be obtained for free from ATS by directing such requests to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, stockholders call toll-free at (877) 456-3427 (banks and brokers call collect at (212) 750-5833).

ATS, its parent, Woodside Petroleum Ltd and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies and consents from stockholders of Energy Partners, Ltd. in respect of the proposed transaction. The identity of and information regarding persons who, under the SEC rules, may be considered "participants in the solicitation" of proxies and/or consents from EPL stockholders for use at EPL's

special meeting or otherwise are contained in the preliminary proxy statement filed with the SEC by ATS and will be contained in the preliminary consent statement when filed with the SEC.

This press release is for informational purposes only and does not constitute an offer or invitation to purchase nor a solicitation of an offer to sell any securities of EPL. ATS Inc. has previously filed a Schedule TO with the SEC containing an offer to purchase all of the outstanding shares of common stock of EPL for $23 per share. The tender offer is being made solely by means of the offer to purchase and the exhibits filed with respect thereto (including the related letter of transmittal), which contains the full terms and conditions of the tender offer. Investors and security holders are urged to read the offer to purchase and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the offer to purchase and other relevant documents (including the exhibits to the offer to purchase) at the SEC's Web Site at the address provided above. The offer to purchase and such other documents may also be obtained free of charge from ATS by directing such request to: Innisfree M&A Incorporated at the address provided above.

ASX ANNOUNCEMENT
(ASX: WPL)

WOODSIDE

WEDNESDAY, 20 SEPTEMBER 2006
5.00PM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
CRAIG DETTMAN
W: + 61 8 9348 4067
M: + 61 409 371 400
E: craig.dettman@woodside.com.au

DOCUMENTS TO BE SENT TO SECURITY HOLDERS

Woodside Petroleum Ltd. wishes to advise that the 2006 Half Year Review is being mailed today to those shareholders who have elected to receive reports from the Company.

Pursuant to ASX Listing Rule 3.17, a copy of the abovementioned document will be lodged with the ASX following this announcement and will also be available on Woodside's website at www.woodside.com.au.



Half Year Review 2006



Registered Office

Woodside Petroleum Ltd.
ABN 55 004 898 962
Woodside Plaza
240 St Georges Terrace
Perth Western Australia 6000

Telephone: (+61) 8 9348 4000
Facsimile: (+61) 8 9214 2728
Email: investor@woodside.com.au
Website: www.woodside.com.au




Woodside Website

Information about Woodside is available on the Internet at www.woodside.com.au

About this document

This 2006 Half-Year Review is a summary of Woodside's activities and financial position for the six-month period ended 30 June 2006.

The financial statements included in this review are derived from the Financial Report and associated notes presented in the 2006 Half-Yearly Report, a separate document, which can be obtained from Woodside or from the company's website. This 2006 Half-Year Review cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Woodside as the 2006 Half-Yearly Report.

In this document, references to "Woodside" may be references to Woodside Petroleum Ltd. or its applicable subsidiaries and "NWS Venture" refers to the North West Shelf Venture.

All dollar figures are expressed in Australian currency unless otherwise stated.

Key abbreviations used in this report include:

LNG	Liquefied Natural Gas
LPG	Liquefied Petroleum Gas
t	tonnes
MMbbl	Million barrels
MMboe	Million barrels of oil equivalent. This is a standard measure used to convert oil and gas product volumes to allow comparison
MMBtu	Million British thermal units
MMcfe	Million cubic feet equivalent
FPSO	Floating Production Storage and Offloading facility

Contents




Company Profile

Woodside is Australia's largest publicly listed independent oil and gas exploration and production company and is one of the nation's most successful explorers, developers and producers of hydrocarbons.

The company is listed on the Australian Stock Exchange (ASX: WPL) and, at June 2006, had a market capitalisation of about A$29 billion (US$22 billion). It employs approximately 3400 people and has its headquarters in Perth, Western Australia.

In calendar year 2005, Woodside's revenue from LNG, natural gas, LPG, condensate and crude oil totalled $2,747 million (US$2,060 million). Operating cash flow after taxation and net interest was $1,715 million (US$1,286 million) and net profit after tax (before significant items) was $1,107 million (US$830 million). Return on average capital employed (before extraordinary items) was 26%.

Woodside's core areas of focus are Australia, Asia, the United States and Africa. The company is also considering exploration and production opportunities in Iraq.

In Australia, the company's producing assets are based on the North West Shelf Venture, Australia's largest resource development. As operator of the venture, Woodside produces LNG, natural gas, LPG, condensate and oil from fields off Western Australia. Major LNG customers include Japan, China and Korea. Woodside also has significant exploration and development interests in Western Australia, including the major new oil province based on the offshore Enfield, Vincent and Laverda fields and the Pluto and Browse gas discoveries as well as gas discoveries in offshore Victoria.

In the United States, Woodside has interests in a portfolio of deepwater and shallow water production and exploration blocks off the Gulf of Mexico. It has also submitted permits to supply LNG to the west coast via the OceanWay receiving terminal.

In Africa, Woodside is operator of the Chinguetti project, which commenced production on 24 February 2006, and the Tiof, Tevet and Banda oil and gas discoveries offshore Mauritania. It has exploration interests in Libya, Kenya, Sierra Leone and Liberia and is also a participant in major producing gas and condensate fields in Algeria.

US$ amounts based on conversion of A$1 = US$0.75





Company Objective

Woodside's mission is to create outstanding growth and shareholder wealth while conforming to our core values of:

- Strong performance
- Care and respect
- Integrity and trust
- Initiative and accountability
- Creativity and enterprise
- Working together

Our vision is to be a preferred partner of governments, joint venture participants, customers and communities due to our delivery speed, commercial acumen, cost focus, technical capability and values.

By achieving our mission and striving toward our vision, we will satisfy our shareholders while enhancing the quality of life by meeting society's energy needs in ways that make us proud.


$
Share Price Performance
60
50
40
30
20
10
0
Jan 02
Jan 03
Jan 04
Jan 05
Jan 06
WPL Share Price

Highlights

Six months period to 30 June 2006

Profit Increase

First Half (1H) underlying net profit after tax (NPAT) of $542.9 million is up 24.1% over the first-half 2005 underlying NPAT of $437.4 million (before significant items).

Record Revenue

The higher revenue of $1,567.9 million was primarily the result of a 32.8% increase in average realised oil price.

Record Interim Dividend

Interim fully franked dividend of 49 cps, up by 14 cps from 1H 2005.

Record Cash Flow

Net operating cash flow of $908.6 million, up 34.6% compared to 1H 2005 $675.1 million.



1H 2006 Exploration Spend Of A$338.6 Million

Exploration spend was up 156.3% compared to 1H 2005, due to increased exploration activity, primarily from the newly acquired Gryphon Gulf of Mexico prospects (Aug 2005), as well as a general increase in drilling rig and seismic vessel rates.

New Project Approved

Woodside committed to the Vincent project in 1H 2006.

First Oil at Chinguetti

Production from the Woodside-operated Chinguetti oil project in Mauritania, West Africa, commenced on 24 February.

2006 production target

The 2006 production target was revised from 76 MMboe to 72 MMboe, potentially providing a 21% increase over last year's production of 59.7 million. 2H production expected to be 40% higher than 1H 2006 as new projects such as Enfield (late July) and Otway (Q4 2006) come online.


Safety
Total Recordable Case Frequency
Per million hours worked
8
6
4
2
0
4.5
4.2
05
06


Product Volumes
MMboe
40
30
20
10
0
05
06
Production
Sales


Net Profit After Tax
(before Significant Items)
A$ million
600
400
200
0
437.4
542.9
05
06


Long Term Debt
US$ million
1200
900
600
300
0
1,175
05
06


Interim Dividend
Cents per share
60
40
20
0
35
49
05
06


Net Operating Cash flow
A$ million
1200
900
600
300
0
675.1
908.6
05
06

	1H 2006 A$M[1] AIFRS[2]	1H 2005 A$M[1] AIFRS[2]	Variance %
Production volume (MMboe)	**29.9**	29.9	-
Sales volume (MMboe)	**29.1**	30.0	(3.0)
Oil & Gas Revenues	**1,567.9**	1,241.5	26.3
EBITDAX [3]	**1,231.3**	865.2	42.3
Exploration expensed	**(229.4)**	(104.8)	118.9
Depreciation and amortization expensed	**(207.9)**	(124.9)	66.4
EBIT [4]	**794.0**	635.5	24.9
NPAT before significant items	**542.9**	437.4	24.1
Sale of Kipper interests	**31.1**	-	n.m.[7]
Time value impact on Vincent Hedges [5]	**(49.7)**	-	n.m.[7]
Reported Profit (after significant items)	**524.3**	437.4	19.9
Interim dividend (c.p.s)	**49.0**	35.0	40.0
Net Operating Cash Flow	**908.6**	675.1	34.6
Gearing (%) [6]	**30.2**	12.8	135.9
Long term debt (US$M)	**1,175.0**	800.0	46.9
Cash and cash equivalent	**181.2**	617.1	(70.6)

(1) All amounts are in A$M unless otherwise stated.

(2) The 2006 results and 2005 comparative results, comply with the Australian Equivalents to the International Financial Reporting Standards (AIFRS).

((3) EBITDAX = earnings before interest, tax, depreciation, amortisation and exploration (before significant items).

(4) EBIT = earnings before interest and tax, (before significant items)

(5) Vincent project was approved in March 2006 with first oil planned for 2008. Woodside has hedged some production to more effectively manage the economic risk associated with the project. Zero cost collar derivatives were entered into to hedge Vincent's future oil production. The time value of the put and call options are offset and a difference of minus A$49.7 million after tax was taken to the income statement for 1H 2006.

(6) Gearing = (net debt) divided by (net debt + equity).

(7) n.m. = not meaningful.


1H Sales Volume by Product
29.1 MMboe
LNG/Domgas 57.9%
LPG 3.5%
Condensate 15.4%
Crude Oil 23.2%
1H Sales Revenue by Product
$1,567.9
LNG/Domgas 35.5%
LPG 4.4%
Condensate 22.1%
Crude Oil 38.0%





Financial And Production Performance

Financial Performance

The reported net profit after tax (NPAT) of $524.3 million for the first half (1H) 2006 is 19.9% higher than the $437.4 million for the corresponding period in 2005.

The reported NPAT of $524.3 million comprises significant items including the gain on the sale of Kipper ($31.1 million after tax) and the unrealised time-value losses on Vincent oil hedges ($49.7 million after tax). Excluding these impacts, the underlying 1H 2006 NPAT (before significant items) is $542.9 million, 24.1% higher than the underlying 1H 2005 NPAT (before significant items) of $437.4 million.

The overall improvement in profit was largely due to increased revenue from higher realised oil prices. Profit also benefited from the weaker A$ compared to the prior period. These increases were partially offset by the higher level of exploration expense and increases in production and depreciation costs due to the start-up of the Chinguetti Oil Project in Q1 2006 and the acquisition of the Gryphon Exploration Company (Gryphon) in Q3 2005.

Revenues from oil and gas operations were $1,567.9 million, up 26.3% from $1,241.5 million in 1H 2005. During the period the US$ realised oil price increased to US$65.42/bbl (up 32.8%).

1H 2006 sales volume of 29.1 MMboe was 3% lower than the 30.0 MMboe sold in 1H 2005.

Production Performance

Woodside's production for 1H 2006 was 29.9 MMboe, consistent with the 29.9 MMboe of the previous corresponding period. Production benefited from the start-up of the Chinguetti Oil Project in February 2006 and Gulf of Mexico production (Gryphon acquisition Q3 2005). However these benefits were offset by the impacts of cyclones in the North West Shelf (NWS) and operational issues at the NWS, Cossack Pioneer, Laminaria–Corallina, Legendre and Mutineer-Exeter projects.




Corporate Matters

Management Changes

Subsequent to the end of 1H 2006, Keith Spence, formerly the Chief Operating Officer, has been appointed Director, Enterprise Capability.

Health, Safety And Environment

Woodside's safety performance during 1H 2006 improved in all key indicators compared to 1H 2005. The company's Total Recordable Case Frequency (all injuries more serious than first aid cases, including lost time injuries) was 4.2 for each million hours worked at the end of 1H 2006. This was a 7% decrease on the rate of 4.5 recorded at the end of 1H 2005. The High Potential Incident Frequency (number of high potential incidents per million hours) showed a 45% improvement from 2.9 in 1H 2005 down to 1.6 in 1H 2006.

Woodside's safety performance was recognised externally in May 2006 by winning the Australian Petroleum Production and Exploration Association (APPEA) 2005 Safety Performance Award. This is the most prestigious safety award in the Australian Oil and Gas Industry and recognises reductions in injury rates and safety initiatives. The award is judged by a panel of industry representatives.

Health performance during the period also improved, with Total Recordable Occupational Illness Frequency (based on severity higher than first aid cases) at 0.4 for each million hours worked, decreasing by 20% from the 0.5 achieved in 1H 2005. We sought to improve our health performance by continuing to increase awareness of health risks and implementing targeted risk programs such as Fitness for Work.

In April 2006, Woodside released its Health, Safety, Environment and Community Report which is available on Woodside's website. The report includes aspects relating to Community Relations.

Woodside had five reportable environmental incidents to the end of June 2006, an improvement over the 13 reported for the corresponding period in 2005. Of these events, one was a temporary exceedance of oil-inwater limits, three were hydrocarbon spills and one was an operational licence exceedance for oxides of nitrogen at the Karratha Gas Plant.

Financial Risk Management

Woodside's management of financial risk is aimed at assisting the Company to ensure net cash flows are sufficient to:

- Meet all of its financial commitments as and when they fall due;
- Maintain the capacity to fund its forecast project development and exploration strategy;
- Continue to pay dividends; and
- Sustain financial ratios which maintain an investment grade credit rating.

Woodside continually monitors and tests its forecast financial position against these criteria and in general, will undertake hedging activity only when necessary to ensure these objectives will be met. There are other circumstances which may result in hedging activities, such as the purchase of reserves or underpinning the economics of a new project.

Commodity Price Management

The income statement for 1H 2006 includes after tax gains on gas price hedges of $45.1 million and after tax losses on oil price hedges of $49.7 million.






The gas hedging program was undertaken in 2005 to manage the gas price risk associated with the acquisition of Gryphon. It comprised a portfolio of hedges, primarily options, originally held by Gryphon and additional swaps entered into by Woodside on acquisition of Gryphon. The portfolio of options originally held by Gryphon are not eligible for hedge accounting, therefore fair value movements of the options are recognised directly in the income statement. The additional swaps entered into by Woodside on acquisition are eligible for hedge accounting, allowing fair value movements to be deferred to equity until the underlying hedged item is recognised.

The oil hedging program was undertaken in 1H 2006 to more effectively manage the economic risk associated with the Vincent oil field development. The oil hedging program comprised a portfolio of zero cost collars. In accordance with AASB139, the time value of the zero cost collars was not included in the hedge designation. Consequently, the movements in the time value of the zero cost collars are taken to the income statement. It is important to note that the time value recognised in the income statement will reverse to a nil profit impact by the time the zero cost collars are exercised or expire.

Currency Management

As at 30 June 2006, there were no currency hedges in place.



Interest Rate Management

Woodside maintains a diversified funding portfolio with the objectives of maintaining a spread of maturities and a balance between fixed and floating rate debt liabilities. This balance is achieved through the issue of fixed and floating rate debt and where appropriate, the use of derivative instruments which consist primarily of fixed-to-floating rate swaps.

Production And Sales

(Woodside's share unless otherwise stated)

Domestic Gas and LNG

Production and sales volumes of domestic gas for the Western Australian market in 1H 2006 were lower than the corresponding period in 2005 due to lower customer demand. Woodside's share of production during the period averaged 262 Tj per day (1H 2005: 292 Tj per day).

NWS LNG production volumes for 1H 2006 totalled 959,281 t (1H 2005: 951,203 t). The 0.8% increase was largely due to higher LNG train capacity and availability. Higher availability and capacity of LNG Train 4 in 1H 2006 was partially offset by lower LNG Train 2 production due to the completion of a major shutdown. Sales volumes were slightly lower at 921,642 t, down 3.5% from 954,691 t in 1H 2005.

The NWS Venture delivered 97 LNG cargoes in 1H 2006, including 2 spot cargoes, a 2% decrease on the 99 cargoes delivered in 1H 2005.

Woodside's share of domestic gas and LNG sales revenue during 1H 2006 totalled $494.5 million, a 10.8% increase on the $446.3 million received for the corresponding 2005 period.

Gas production and sales from the Gulf of Mexico totalled 5,327,661 MMbtu for 1H 2006. No corresponding production or sales existed for 1H 2005 as the Gryphon Gulf of Mexico business was acquired in 2H 2005. Woodside's share of gas revenues for 1H 2006 totalled $63.2 million.




Condensate

Woodside's condensate production from the NWS Venture in 1H 2006 was 13.3% lower at 3,733,666 bbl (1H 2005: 4,307,122 bbl). The reduction was primarily due to the impact of declining recovery from the Echo Yodel field. Condensate production was also impacted in 1H 2006 by an 18 day shutdown of Stabiliser 3, reduced gas rates as a result of LNG Train 2 major shutdown work and the planned shutdown of the Goodwyn platform. Woodside's share of condensate sales volumes during the period totalled 3,661,128 bbl, compared with 4,353,472 bbl in 1H 2005. Condensate revenue for 1H 2006 was 5.9% higher at $312.1 million, compared to the corresponding 2005 period, due to higher realised prices.

The Ohanet Joint Venture received its full revenue entitlement of $22.3 million for 1H 2006. This compares with the $20.8 million (up 7.2%) reported for 1H 2005.

Woodside's share of condensate production and sales from the Gulf of Mexico totalled 122,353 bbl for 1H 2006. Revenue from condensate sales for 1H 2006 totalled $11.5 million. There was no corresponding production or sales for 1H 2005 as Gryphon was acquired in 2H 2005.




Crude Oil

Woodside's Laminaria-Corallina crude oil production for the reporting period totalled 1,977,370 bbl (1H 2005: 2,160,579 bbl). This 8.5% decrease was due to the continued shut-in of Laminaria-2 (where subsea flow-line repairs are scheduled for Q3 2006), the shut-in of Laminaria-8 from November to June and the shut-in of Corallina-3 from 11 January to 9 February (where repairs were carried out on the Subsea Control Module).

Laminaria-Corallina crude oil sales volume for 1H 2006 totalled 2,137,320 bbl, 1.9% lower than the 2,179,322 bbl for 1H 2005. However with higher realised oil prices, revenue in 1H 2006 was $182.4 million compared to $127.6 million in 1H 2005.

Woodside's NWS Venture crude oil production volumes in 1H 2006 decreased by 40.1% to 1,861,714 bbl, compared with 3,105,752 bbl in 1H 2005. Six cyclones early in the year, coupled with the damage to the riser turret mooring following an unsuccessful reconnection after Cyclone Clare, negatively impacted oil production. Crude oil sales volume for the period was 41.6% lower at 1,837,822 bbl, (1H 2005: 3,147,346 bbl). Woodside's revenue during 1H 2006 decreased by 19.6% to $168.1 million (1H 2005: $209.2 million), reflecting lower volumes partially offset by higher realised product prices.

The Chinguetti Oil Project started production on 25 February 2006, producing 5,920,512 bbl of crude oil to 30 June 2006 through the Floating Production Storage and Offloading (FPSO) facility "Berge Helene". Woodside's entitlement for the period was 2,431,735 bbl in accordance with the terms of the Production Sharing Contract with the Islamic Republic of Mauritania. Woodside's Chinguetti crude oil sales during the period were 1,989,374 bbl, contributing revenue of $167.0 million in 1H 2006.



Mutineer-Exeter Oil Project production in 1H 2006 was 501,420 bbl. This was down 6.7% from 537,654 bbl in 1H 2005 due to natural field decline, tropical cyclone activity and planned and unplanned field shutdowns. Woodside's Mutineer-Exeter crude oil sales during the period were 511,652 bbl (1H 2005: 478,726 bbl), contributing revenue of $49.1 million in 1H 2006 (1H 2005: $30.5 million).

Legendre crude oil production in 1H 2006 was 361,980 bbl. This was down 65.6% from 1,052,848 bbl in 1H 2005 due to the impact of tropical cyclones, natural field decline and a major planned maintenance shutdown from mid May to mid June. Woodside's Legendre crude oil sales during the period were 71.7% lower at 277,738 bbl (1H 2005: 979,886 bbl) and revenue was down 56.9% to $28.2 million (1H 2005: $65.5 million).

Woodside's share of production and sales from the Gulf of Mexico totalled 5,556 bbl, contributing revenue of $0.6 million for 1H 2006. As Gryphon was acquired in 2H 2005, there are no corresponding 1H 2005 figures.

LPG

Woodside's share of NWS Venture LPG production in 1H 2006 was 65,413 t. Production was in line with the corresponding 2005 period (1H 2005: 65,431 t). Woodside's LPG sales volumes of 67,813 t were in line with the 68,110 t in 1H 2005. LPG sales revenue increased by 62.2% to $54.0 million compared to $33.3 million in 1H 2005 due to higher realised prices.

The Ohanet Joint Venture received its full revenue entitlement of $14.9 million for 1H 2006. This represents an increase from Woodside's 1H 2005 entitlement of $13.9 million (up 7.2%).

Review Of Activities

Australia

North West Shelf Venture

NWS Venture, Domestic Gas Joint Venture, China LNG Joint Venture – Woodside 16.67%, approximately 50%, 12.5% respectively, Operator

Phase V LNG Expansion Project

The Phase V LNG Expansion Project, which was approved in June 2005, includes construction of a fifth LNG train, associated infrastructure and a second loading jetty. The new train will process an additional 4.4 million t of LNG per annum and increase the plant's capacity to 16.3 million t per annum. Following the expansion, the NWS Venture onshore gas plant will be one of the largest LNG complexes in the Asia-Pacific region.

To date, approximately 80% of the project's approved budget has been committed. Most major contracts have been awarded, with the remaining major contracts expected to be awarded in Q3 2006. Current activities, including engineering and procurement pre-fabrication, site preparation and civil foundation are progressing according to plan. The project is on schedule for its first shipment in Q4 2008. Due to increasing cost pressures, a comprehensive cost review has been initiated and is expected to be completed in Q3 2006.








China LNG Supply

The integration of China National Offshore Oil Company (CNOOC) into the NWS Venture is now complete and delivery of LNG to Guangdong Dapeng LNG is proceeding as part of regular NWS operations. The "Northwest Seaeagle" sailed from Whitnell Bay for the Guangdong receiving terminal with a pre-commissioning cargo on 18 May 2006. The first of 2 commissioning cargoes then sailed aboard the "Northwest Swan" on 21 June, with the second due for delivery in August.

Following the three pre-commissioning and commissioning cargoes, delivery of contract cargoes is scheduled to commence in September 2006.

Wanaea-Cossack Lambert-Hermes Oil

The Wanaea-Cossack Lambert-Hermes gas lift project, designed to enhance production from existing assets, was installed in 1H 2006 and commissioning will begin in early 2H 2006. The gas lift project, coupled with the installation of over 20 km of new flow-lines and the successful drilling and completion of an in-fill well on the Wanaea-Cossack Lambert-Hermes oil complex are designed to add production. In addition to the activities completed in 1H 2006, there are plans to drill and complete two in-fill wells in 2H 2006.

Goodwyn Low-Pressure Train

Work continues on significant modifications to process Train 2 and utility systems onboard the Goodwyn platform to operate Train 2 at low pressure. The modifications will allow Goodwyn reserves to be produced at a lower system pressure, enabling higher reserves recovery. The project's start-up timing has been revised to Q4 2006 due to the limitations of performing modifications while the platform maintains live operations. All scheduled shutdown activities were successfully completed on the Low Pressure Train during the May 2006 shutdown.

Perseus-over-Goodwyn Gas Project

This project aims to further develop the Perseus field to enable full utilisation of the Goodwyn platform's capacity as it becomes available. The project comprises three high production subsea wells tied back to the Goodwyn Alpha platform.

Engineering and procurement activities are progressing to plan for a Q2 2007 start-up.

Perseus-1B Gas Project

The Perseus-1B Gas Project involves the development of the Perseus gas/condensate field from the North Rankin platform via three additional platform wells. Reliable gas is scheduled for Q4 2006.

Angel Gas Field Development

The Angel Gas Field Project was approved on 15 December 2005. The project is the NWS Venture's third fixed platform, which will be remotely operated with three wells and a 50 km pipeline to join an existing offshore trunkline to shore. Engineering, procurement and contracting activities have commenced and are progressing to schedule.

Work has begun at both the jacket fabrication site in China and the topsides fabrication site in Malaysia. Throughout 1H 2006, major contracts were awarded, with the contracts for the jacket installation and the pipeline/ flow-line installation being awarded in Q2 2006. Gas production from the Angel field is expected to start in Q4 2008.







Laminaria-Corallina Oil Project

AC/L5 and WA-18-L – Woodside 59.9% and 66.67% respectively, Operator

Production in 2H 2006 will benefit from the subsea tree repair program which commenced in May. Repairs to Laminaria-8 were completed during June and repairs to the Laminaria-2 flow-line are underway and should be completed in Q3 2006. Successful completion of repairs to these two wells should lift gross production to around 26,000 bbl per day (Woodside share: 16,826 bbl per day), followed by a resumption of natural field decline.

Legendre Oil Project

WA-20-L – Woodside 45.94%, Operator

Following a major planned maintenance shutdown from mid May to mid June, production has since risen to a gross rate above 7,000 bbl per day and will be subject to natural field decline.

Enfield Oil Project

WA-28-L – Woodside 60%, Operator

The Enfield Oil Project progressed well in 1H 2006 leading to the project start-up being brought forward to Q3 2006, well ahead of the Q4 2006 target and within budget. The drilling campaign was successfully completed during May 2006 and rectification work required to the FPSO linear winch wire was completed in early July. Subsequent to the end of the first half, first production was achieved at Enfield on 24 July 2006.




Vincent Oil Project

WA-28-L – Woodside 60%, Operator

Engineering, procurement and contracting activities for the project are progressing. The FPSO contract has been awarded to Maersk and negotiation of the subsea installation is underway. The Vincent Oil Project remains on schedule for start-up in 2008.

Stybarrow Oil Project

WA-255-P – Woodside 50%

The BHP-operated Stybarrow Oil Project remains on schedule for start-up in 2008.

Mutineer-Exeter Oil Project

WA-26-L and WA-27-L – Woodside 8.2%

The first of three production wells planned to be drilled in 2006 was successfully tied-in and commenced production on 20 June, significantly increasing production towards the end of June. At the end of the quarter, the fields were producing in excess of 55,000 bbl per day (gross) and will be subject to natural field decline.

Otway Gas Project

T/30P, VIC/P43 – Woodside 51.55%, Operator

Project execution for the Otway Gas Project is well advanced with start-up scheduled for Q4 2006. Platform construction activities are nearing completion and offshore commissioning activities have commenced. Offshore drilling activities and onshore gas plant installation works are progressing.





Kipper Gas Fields

VIC/RL 2 – Woodside 0%

Woodside sold its 30% interest in the Kipper Gas Field in the Victorian Gippsland Basin to Santos Offshore Pty Limited in May 2006.

Pluto Gas Development

WA-350-P – Woodside 100%

The Pluto 4 appraisal well, drilled in Q2 2006, confirmed the northern extent of the field. In light of recent appraisal work, the current best estimate dry gas contingent resource (excluding inerts, no allowance for fuel and flare) is 4.1 Tcf.

The offshore and onshore design concept has been selected and Foster Wheeler Worley Parsons has been appointed to undertake additional onshore studies before commencing front end engineering and design later this year. Land leases have been issued by the Western Australian Government to support ongoing development studies over the main Pluto development sites within the Burrup Industrial Estate. Environmental approval processes and management of heritage issues are continuing.

Pluto activity is progressing to achieve delivery of first LNG to Tokyo Gas and Kansai Electric by the end of 2010, should a final investment decision be taken by mid 2007.

Browse Gas Development

WA-30-R to WA-32-R, R/2 and TR/5; WA-28-R to WA-29-R and WA-275-P – Woodside 50% and 25% respectively, Operator

Drilling has been completed on Brecknock-3, the first of four appraisal wells planned for the Browse area in 2006. A 3D seismic survey over the southern part of Torosa is expected to commence in late 2006 and additional appraisal drilling around the Torosa field is planned for 2007.

Feasibility studies for a development concept are progressing, with an offshore development concept emerging as the leading option for commercialising the resource. Subject to a concept selection decision in 2007, and continuing customer negotiations, the first reliable LNG cargo is expected to be delivered between 2011-2014 with a final investment decision to be made around 2008-2009.

Sunrise Gas Development

NT/RL2, NT/P55, JPDA 03-19 – Woodside 26.67%, 35.90%, 27.67% respectively, Operator

Woodside postponed development of Sunrise in 2004 in the absence of legal and fiscal certainty for the LNG development.

In January 2006, the Maritime Arrangement Treaty between the Australian and Timor-Leste Governments was signed, although the agreement still needs to be ratified by the parliaments of both countries.

Further progress of the Sunrise Gas Development is dependent on several factors, including resolving the fiscal regime under which it would operate, the cost and location of any development, and the successful marketing of the resource.

Africa

Algeria

Woodside Energy (Algeria) Pty. Ltd. 15%

The Ohanet Joint Venture is run under a Risk Service Contract with Sonatrach (the Algerian National Oil Company). Under the terms of the contract, the participants receive a fixed rate of return based on product price and volume, limited to a maximum revenue entitlement.





Mauritania

PSC Area B Chinguetti Exploitation Perimeter - Woodside Mauritania Pty Ltd 30.8%, WEL Mauritania B.V. 16.584%, Operator.

The FPSO facility, "Berge Helene" arrived at the Chinguetti field – 80 kilometres south-west of Nouakchott – in early November 2005.

In February 2006, the Chinguetti field successfully produced first oil in Mauritania, less than 21 months after the project's final investment decision and less than five years after the initial discovery. Production since start up has been below expectations due to reservoir under-performance. Given the lower than expected production from Chinguetti field to date, the reserves for this field are under review. Several initiatives, such as infill drilling and high resolution seismic are being considered and these, together with a revision of the geological and reservoir models, will enable an update of the development plan for the entire field.

In February 2006 the company was advised by the Mauritanian Government that it disputed amendments to four offshore production sharing contracts operated by the company's wholly owned subsidiary, Woodside Mauritania Pty Ltd. In March the company and the Mauritanian Government reached an agreement in principle to settle the dispute without the need for formal arbitration. Revised Mauritania Production Sharing Contracts were signed for offshore zones A, B, C2 and C6 by representatives of Woodside and its joint venturers in June 2006.

The main elements of the agreement include the securing of exploration periods in line with previous arrangements, the payment of a Chinguetti production bonus of US$100.0 million gross (Woodside share A$73.0 million), a modest increase in the Mauritanian Government's share of revenue when the realised oil price exceeds US$55 per barrel and the establishment of an Environmental Commission funded through a total annual payment of US$1.0 million by the joint venture during the life of production from the revised PSCs.

United States

Gulf of Mexico Shelf

Production commenced at the Brazos A039, Breton Sound 41 B-7, Galveston 298, High Island 52 and Vermilion 16/17 developments during 1H 2006. Combined, these developments delivered additional production of around 17 MMcfe per day (Woodside share). At the end of the half-year, production was averaging 38 MMcfe per day and 940 bbl of liquids per day.

In addition, at the half-year end, work continued on the Breton Sound 41 B-8, Galveston 210, High Island 131, High Island A341 and Mustang Island 804 developments. These developments will provide additional production of around 36 MMcfe per day (Woodside share). Subsequent to the half-year end, production commenced at Mustang Island 804 and High Island 131.

Neptune Oil and Gas Project

Woodside 20% working interest, 17.5% net revenue interest.

Development and fabrication has commenced. The project is estimated to be 30% complete. Drilling activity commenced during June 2006. As currently advised by the Operator, BHP Billiton, the project is expected to begin production in late 2007, initially through seven subsea wells tied to a stand-alone platform.

OceanWay project - California

Following the withdrawal from the Clearwater arrangements, a Los Angeles based team was established to pursue the OceanWay project in order to deliver natural gas to the Californian market. Applications for permits under the Deepwater Ports Act and Californian Legislation have been prepared for submission to the US Coast Guard and California State Lands Commission.




Exploration

Woodside drilled 15 exploration wells in 1H 2006, seven of which encountered hydrocarbons (including one identified subsequent to 1H). A further three wells were drilling at half-year end. This compares to the six exploration wells drilled in 1H 2005.

The 1H 2006 expensed exploration and evaluation amount of $229.4 million was 119.0% higher than 1H 2005. The higher expense was primarily the result of a higher overall exploration spend of $338.6 million in 1H 2006 compared to $132.1 million in 1H 2005. This expenditure was the result of a larger exploration program, particularly in the Gulf of Mexico, plus higher drilling rig and seismic vessel rates. Rates have risen in response to increased demand during the recent period of higher commodity prices. Approximately 49% of the $229.4 million was expensed in the Gulf of Mexico and included an amount of $30.2 million which related to the amortisation of Gulf of Mexico leases.

Australia

Woodside participated in four exploration wells during 1H 2006, of which two encountered hydrocarbons.

In the Otway Basin, the Thylacine South-1 well (T/30P, Woodside 51.55%) encountered a gross section of approximately 223 metres total vertical depth of gas saturated sandstones.

In the Carnarvon Basin, the Pemberton-1 well (WA-28-P, Woodside 15.78%) encountered a 65.5 metre gross gas column in good quality reservoir sands.

The Taj-1 (WA-20-L, Woodside 59.32%) and Pleiades-1 (WA-1-P, Woodside 59.32%) wells were plugged and abandoned after failing to encounter hydrocarbons.

Considerable seismic activity was undertaken during 1H 2006 with 3D surveys acquired in the Browse, Carnarvon, Great Australian Bight and Otway Basins.

Woodside was awarded two permits WA-369-P and WA-370-P (Woodside 50%) in the Carnarvon Basin and completed its sale of interests in WA-34-R, Bonaparte Basin.

Africa

Mauritania

Woodside participated in the drilling of one exploration well in Mauritania in 1H 2006. The Doré-1 exploration well was drilled in Mauritania in PSC Area B in Q1 without encountering hydrocarbons and was plugged and abandoned.

Subsequent to the end of the quarter the Mauritanian exploration drilling campaign resumed with the drilling of the Colin-1 well in PSC Area A. The well was drilled in July and was plugged and abandoned after failing to encounter hydrocarbons.







Libya

Woodside participated in its first Libyan onshore wells in 1H 2006 with the drilling of the A1-NC209 well in the Sirte Basin and the A1-NC210 well in the Murzuq Basin.

The A1-NC209 exploration well encountered hydrocarbons and a production test confirmed the presence of an oil column. The well was suspended pending further work to evaluate the significance of this oil discovery. During June, the A1-NC210 exploration well was drilled to a total depth of 1,042 metres. Subsequently, during July, a production test flowed 5.5MMcfe per day of gas through a 52/64 inch choke.

Seismic acquisition continued during 1H 2006 with onshore seismic surveys completed in the Murzuq and Sirte Basins, and offshore 2D and 3D data acquired in Woodside's EPSA IV acreage.

Algeria

Drilling of Ouardat Cherguia-1 (ODC-1) exploration well, located in Algeria block 401D, commenced in June. Woodside participated in the acquisition of the 2D seismic survey in Ksar Hirane Block 408a/409 during 1H 2006.

Kenya

In 2H 2006, Woodside is planning to participate in the first offshore Kenya well to be drilled in 20 years.

United States

Lease Activity

During the Central Lease Sale in March 2006, Woodside Energy (USA) Inc. acquired interests in Green Canyon blocks 452/453/400/613, Mississippi Canyon Blocks 347/944, Vermillion 18/19/29, South Timbalier 306, Eugene Island 33/40, Sabine Pass 7, and East Cameron 53.

The following leases were either relinquished or expired: Eugene Island 69/111, East Cameron 35/41/52, West Cameron 103/232/244/254/335/495, Galveston 246, Viosca Knoll 115 and Ship Shoal 38. Woodside's interest in West Cameron 297 was reduced from 100% to 75%.

Drilling Activity

During 1H 2006, seven exploration wells and one appraisal well were drilled in the Gulf of Mexico; Atwater Valley 140 Well 1 & 1 Sidetrack, East Breaks 157, Breton Sound 41 B-8, High Island Block 131 Well 2, Mustang Island 771L, West Cameron 56 Well 1 and West Cameron Block 297 Well 1. Three exploration wells were successful and have been moved into developments (Atwater Valley 140 Well 1, Breton Sound 41 B-8 and High Island Block 131 Well 2).

Outlook

Production in 2H 2006 is forecast to increase by approximately 40% from 1H 2006 (29.9 MMboe). The main contributor to this increase is new production from the Enfield Oil Project which commenced on 24 July 2006. Production is also expected to benefit from the start-up of the Otway Gas Project in Q4, reduced downtime at the NWS operations and from well repairs and interventions at Wanaea–Cossack, Laminaria–Corallina, Legendre and Mutineer-Exeter.

The revised full year production target of 72.0 MMboe provides production growth of 21% over last year's production of 59.7 MMboe.

Notwithstanding the fact that 1H 2006 exploration expenditure was $338.6 million, Woodside's exploration budget for 2006 still stands at $507.0 million. The second-half exploration spend will be lower than 1H 2006 as less drilling is planned and a higher proportion of this expenditure is on lower-cost, onshore wells.

Consolidated Income Statement

For the Half-Year ended 30 June 2006

	30 June 2006 $000	30 June 2005 $000
Revenues from sale of goods	**1,567,923**	1,241,509
Cost of sales	**(476,638)**	(395,373)
Petroleum Resource Rent Tax	**(64,424)**	(39,533)
Gross profit	**1,026,861**	806,603
Other revenue	**9,511**	12,884
Other income	**75,745**	8,615
Other expenses	**(345,590)**	(172,984)
Profit before income tax and finance costs	**766,527**	655,118
Finance costs	**(11,261)**	(19,654)
Profit before income tax	**755,266**	635,464
Income tax expense	**(230,921)**	(198,035)
Net profit	**524,345**	437,429
Basic and diluted earnings per share (cents)	**80**	67
Dividend per share (cents)	**49**	35

All amounts in Australian dollars unless otherwise stated

The financial statements included in this review are derived from the Financial Report and associated notes presented in the 2006 Half-Yearly Report, a separate document that can be obtained from Woodside or from the company's website.

The 2006 Half-Year Review cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Woodside as the 2006 Half-Yearly Report.







Consolidated Balance Sheet



As at 30 June 2006

	30 June 2006 $000	31 December 2005 $000
CURRENT ASSETS		
Cash and cash equivalents	**181,155**	232,904
Receivables	**398,230**	358,088
Inventories	**109,919**	56,345
Financial and other assets	**142,692**	84,796
TOTAL CURRENT ASSETS	**831,996**	732,133
NON-CURRENT ASSETS		
Inventories	**5,063**	10,553
Financial and other assets	**132,270**	97,005
Exploration and evaluation	**912,753**	694,566
Oil and gas properties	**5,741,165**	5,202,648
Other plant and equipment	**103,286**	100,925
Deferred income tax asset	**129,615**	131,547
TOTAL NON-CURRENT ASSETS	**7,024,152**	6,237,244
TOTAL ASSETS	**7,856,148**	6,969,377
CURRENT LIABILITIES		
Payables	**765,344**	632,540
Interest-bearing liabilities	**160,822**	31,400
Tax payable	**88,875**	152,773
Financial and other liabilities	**5,081**	43,732
Provisions	**78,504**	71,995
TOTAL CURRENT LIABILITIES	**1,098,626**	932,440
NON-CURRENT LIABILITIES		
Payables	**6,960**	9,404
Interest-bearing liabilities	**1,599,516**	1,096,127
Deferred tax liabilities	**701,282**	673,318
Financial and other liabilities	**380,477**	356,808
Provisions	**427,532**	400,649
TOTAL NON-CURRENT LIABILITIES	**3,115,767**	2,536,306
TOTAL LIABILITIES	**4,214,393**	3,468,746
NET ASSETS	**3,641,755**	3,500,631
EQUITY		
Issued and fully paid shares	**706,492**	706,492
Shares held for share plan	**(187,522)**	(148,040)
Other reserves	**49,032**	6,104
Retained earnings	**3,073,753**	2,936,075
TOTAL EQUITY	**3,641,755**	3,500,631

All amounts in Australian dollars unless otherwise stated

Consolidated Cash Flow Statement



For the Half-Year ended 30 June 2006

	30 June 2006 $000	30 June 2005 $000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	**1,669,514**	1,287,681
Interest received	**8,979**	11,916
Dividends received	**7,191**	6,799
Payments to suppliers and employees	**(301,061)**	(223,032)
Borrowing costs paid (net of capitalised amounts)	**-**	(9,368)
Management and other fees	**1,917**	8,522
Royalties, excise and PRRT payments	**(192,094)**	(175,207)
Income tax paid	**(246,273)**	(210,520)
Purchase of shares relating to employee share plan	**(68,433)**	(41,958)
Payments received from employees relating to employee share plan	**28,891**	20,316
Net Cash from/(used) in Operating Activities	**908,631**	675,149
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for capital and exploration expenditure	**(1,248,935)**	(834,851)
Proceeds from sale of oil and gas properties	**13,305**	-
Proceeds from sale of exploration and evaluation	**43,486**	190,182
Proceeds from sale of other plant and equipment	**-**	186
Proceeds from sale of investment	**555**	-
Payments for investments in other entities	**(1,163)**	(1,379)
Net Cash (used in) Investing Activities	**(1,192,752)**	(645,136)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowings	**623,462**	-
Dividends paid	**(386,667)**	(213,333)
Payments for finance lease liabilities	**(2,476)**	(2,476)
Net Cash from/(used in) Financing Activities	**234,319**	(215,809)
NET DECREASE) IN CASH HELD	**(49,802)**	(185,796)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE HALF-YEAR	**232,904**	797,140
Effects of exchange rate changes on the balances of cash held in foreign currencies	**(1,947)**	5,724
CASH AND CASH EQUIVALENTS AT THE END OF THE HALF-YEAR	**181,155**	617,068

All amounts in Australian dollars unless otherwise stated

Business Directory

Website: www.woodside.com.au

Australia

Perth

Woodside Petroleum Ltd.
240 St Georges Terrace
Perth WA 6000

Telephone: (61) 8 9348 4000
Facsimile: (61) 8 9241 2777
Email: investor@woodside.com.au

Mail Address:
GPO D188
Perth WA 6840
Australia

Karratha

Burrup Peninsula
Karratha WA 6714
Telephone: (61) 8 9348 4000
Facsimile: (61) 8 9158 8000





International

Covington

Woodside Energy (USA) Inc.
71683 Riverside Drive
Covington,
Louisiana 70433 USA
Telephone: (1) 985 249 5300
Facsimile: (1) 985 249 5388

London

Woodside Energy (UK) Ltd
4th Floor, 7 Albemarle Street
London WIS 4HQ UK
Telephone: (44) 20 7514 5560
Facsimile: (44) 20 7629 9096

Los Angeles

Woodside Natural Gas Inc.
2425 Olympic Blvd
Ste 4030W
Santa Monica
California 90404 USA
Telephone: (1) 310 264 4400
Facsimile: (1) 310 264 4488

Dubai

Woodside Energy Ltd
10th Floor, Union House
Port Saeed Road, Deira
Dubai
United Arab Emirates
Telephone: (971) 4 295 5829
Facsimile: (971) 4 295 5839

Share Registry

It is important that shareholders notify the Share Registry immediately in writing if there is any change in their registered address.

Computershare Investor Services Pty. Limited
Level 2, 45 St Georges Terrace
Perth Western Australia 6000

Freecall: 1300 557 010 (within Australia)
Telephone: (+61) 3 9415 4000 (outside Australia)
Facsimile: (+61) 8 9323 2033
Email: web.queries@computershare.com.au
Website: www.computershare.com

Bankers

JPMorgan Chase Bank

Auditors

Ernst & Young













www.woodside.com.au

ANNOUNCEMENT
(ASX: WPL)


WOODSIDE

MONDAY, 25 SEPTEMBER 2006
7.30AM AWST

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
CRAIG DETTMAN
W: + 61 8 9348 4067
M: + 61 409 371 400
E: craig.dettman@woodside.com.au

WA-350-P
XENA-1ST1

Woodside Petroleum Ltd reports that the Xena-1ST1 exploration well in Western Australia's Carnarvon Basin has reached a total depth of 3490 metres. Wireline logs are currently being run on what is interpreted to be a new gas field discovery. Preliminary analysis indicates a gross gas column of about 49 metres in good quality reservoir sandstones.

The *'Jack Bates'* semi-submersible rig has drilled the well. The well is about 180km north-west of Karratha and 6km east of the Pluto-2 appraisal well. Water depth at the location is 178 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside has a 100% interest in WA-350-P. This permit also contains the Pluto gas field.